Exhibit 99.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,		Years Ended December 31,
(Amounts in millions of euros)	2011	2010	2010	2009	2008	2007	2006
	(unaudited)		(unaudited)
Net income	9,986	8,541	10,571	8,447	10,590	13,181	11,773
Income tax expenses	10,952	7,773	10,228	7,751	14,146	13,575	13,720
Minority interest	211	185	236	182	363	354	367
Equity in income of affiliates (in excess of)/ less than dividends received	(157)	(337)	(470)	(378)	(311)	(821)	(952)
Interest expensed	505	300	416	450	779	1,547	1,588
Estimate of the interest within rental expense	151	153	202	204	142	128	91
Amortization of capitalized interest	147	104	239	129	115	108	100

Total	21,795	16,719	21,422	16,785	25,824	28,072	26,687

Interest expensed	505	300	416	450	779	1,547	1,588
Capitalized interest	120	82	118	141	317	321	237
Estimate of the interest within rental expense	151	153	202	204	142	128	91
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Fixed charges	776	535	736	795	1,238	1,996	1,916

Ratio of Earnings to fixed charges	28.09	31.25	29.11	21.11	20.86	14.06	13.93